UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Provectus Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74373F100

(CUSIP Number)

Peter R. Culpepper

P.O. Box 32429

Knoxville, TN 37930

(865) 604-0657

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2017

(Date of Event Which Requires Filing of this Statement)

with copies to:

David W. Bernstein, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10018

(212) 813-8808

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

CUSIP No. 74373F100

1	Name of Reporting Persons Peter R. Culpepper
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds* PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,474,998
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,474,998
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,474,998
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Amendment No. 2 to a Statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.001 per share (“Common Stock”), of Provectus Biopharmaceuticals, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is: 7327 Oak Ridge Highway, Suite A, Knoxville, Tennessee 37931. This Schedule 13D/A is being filed to amend Items 4 and 7.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is amended so that, as amended, it states the following:

Until December 28, 2016, Culpepper was an officer of the Issuer. Culpepper acquired his shares of the Issuer while he was an officer of the Issuer under incentive plans and otherwise, without any intention of taking action with regard to an extraordinary transaction, other than participating as an officer of the Issuer in transactions approved by the Issuer’s board of directors (the “Board”), and without any intention of seeking to cause a change in the Board or management of the Issuer, other than through recommendations he made to the Board during 2016 in his capacity as an officer of the Issuer.

On December 28, 2016, the Board terminated Culpepper as an officer of the Issuer, purportedly for cause. On January 3, 2017, Culpepper sent the Board a letter in which he denied that there had been cause to terminate his employment and stated that by abruptly terminating his involvement with the Issuer while the Issuer was in the process of seeking financing it needs to be able to continue its efforts to obtain approval from the United States Food and Drug Administration (“FDA”) of its two prescription drug candidates and at a time when he was deeply involved in discussions with major pharmaceutical companies regarding production and marketing of one of those prescription drug candidates when it is approved by the FDA, without anybody to replace him in either of those endeavors, the Board is putting the business of the Issuer in severe jeopardy. A copy of that letter is attached as Exhibit 1 to this Statement.

On January 26, 2017, Culpepper sent a letter notifying the Secretary of the Issuer that Culpepper proposes to nominate Charles Littlejohn, Courtlandt G. Miller, Scott Palmer, Calvin Wallen III and himself for election at the 2017 annual meeting of stockholders of the Issuer to serve as directors of the Issuer. The notice was sent in order to meet an advance notice requirement of the Issuer’s bylaws. A copy of the letter to the Secretary of the Issuer is attached as Exhibit 2 to this Statement.

On February 28, 2017, prospective Investors (“Investors”), of which Culpepper was one, informed the Issuer that, if Investor commitments for at least $8 million were obtained, the Investors proposed to purchase for between $8 million and $20 million units consisting of common stock and a new Preferred Stock of the Issuer. The communication included a draft Term Sheet relating to the proposed investment. That Term Sheet is Exhibit 3 to this Schedule 13D. As the Issuer was told, at that time the Investor commitments were less than the minimum amount necessary to cause agreements regarding the commitments that had been made to be effective. One of the conditions to the financing would have been that all the officers and directors of the Issuer resign and persons designated by the Investors be elected to the Board.

On March 4, 2017, the Issuer issued a press release in which it announced that it had received financing proposals from two investor groups, one of which was the Investors. On the same day, the Issuer’s lawyers sent a lawyer for representatives of the Investors a brief comparison of the two financing proposals and said that the Issuer’s Board had deemed the Investor proposal to be far inferior to the other proposal. On March 8, a representative of the Investors responded, through lawyers, that the Investors had no interest in investing on the terms of the other proposal, and in view of the Board’s belief that the Investor proposal was far inferior to the other proposal, the Investors were withdrawing their proposal. However, the representative of the Investors said that if the other group is not able to provide the described financing, or for any other reason the Issuer’s Board decides that it would like to pursue a financing by the Investors on the terms they had proposed, the principal Investors would try to revive that proposal.

Subsequently, the Investors agreed that they would be bound by their commitments if there were commitments for more than $6 million. On March 19, 2017, the change became effective, and because Investor commitments exceeded $6 million, the Investors who had made commitments became obligated to one another to provide financing if an agreement with the Issuer was reached. Because of that, the Investors may constitute a group which is treated as a person for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. The Investors who have made commitments beneficially own 26,435,938 shares of common stock of the issuer, constituting 7.25% of the issuer’s outstanding stock.

On March 19, 2017, a representative of the Investors sent a letter to the Chairman of the Board of the Issuer in which he said that the Investors have at least $6.2 million of equity (first tranche of a total of $20 million) available to the Issuer if it does not obtain financing elsewhere. He said that more importantly, the Investors have a highly qualified, senior pharma executive who knows and believes in the Issuer’s IP and is prepared to take, with his team, complete charge of the Issuer to see that the Issuer can finally deliver on its multiple promises. The representative of the Investors said that if, in fact, financing is available, the Issuer should get it done. However, if it does not come with a senior experienced pharmacology executive and surrounding team, the Board is wasting time and money. He said that the Investors’ CEO candidate would like to speak with the Chairman of the Board and the other Board members at the earliest convenience to share with them his strategy, goals and plan for the Issuer going forward. The March 19 letter also reiterated that the Investors had no interest in investing on the terms of the other proposal that had been described to them, but if that proposed financing turns out not to be available, the Investors continue to offer financing on the terms they had previously conveyed. However, it said that more importantly, they offer a highly qualified, oncology drug development specific management team willing to come aboard and lead Provectus. The March 19 letter is Exhibit 4 to this Schedule 13D.

In addition to participating in the Investor financing, if there is one, and possibly nominating persons for election at the 2017 annual meeting of stockholders, Culpepper may seek to cause the Issuer’s capital to be restructured, seek to identify purchasers for the Issuer or substantial interests in the Issuer, seek to cause the Issuer to hire a new Chief Executive Officer and seek to be reinstated as a senior officer of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 — Letter dated January 3, 2017 (previously filed)

Exhibit 2 – Letter dated January 26, 2017 (previously filed)

Exhibit 3 – Draft Term Sheet (filed with this Amendment)

Exhibit 4—Letter dated March 19, 2017 (filed with this Amendment)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2017	By:	/s/ Peter R. Culpepper
Peter R. Culpepper